CUSIP NO. 92529L102	13D	Page 1 of 15

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.____)*

Versartis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92529L102

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

2800 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

March 26, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92529L102	13D	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners VIII, L.P. (“SVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,146,978, except that Sofinnova Management VIII, L.L.C. (“SM VIII”), the general partner of SVP VIII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), Dr. Anand Mehra (“Mehra”), and Dr. Srinivas Akkaraju (“Akkaraju”) the managing members of SM VIII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,146,978 shares, except that SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,146,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 92529L102	13D	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management VIII, L.L.C. (“SM VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, Healy, Mehra and Akkaraju, the managing members of SM VIII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,146,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.9%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 92529L102	13D	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Srinivas Akkaraju (“Akkaraju”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Akkaraju, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Akkaraju, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,146,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92529L102	13D	Page 5 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Powell, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,146,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92529L102	13D	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Healy, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,146,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92529L102	13D	Page 7 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole voting power, and Mehra, a managing member of SM VIII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,146,978 shares, all of which are owned directly by SVP VIII. SM VIII, the general partner of SVP VIII, may be deemed to have sole dispositive power, and Mehra, a managing member of SM VIII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,146,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 92529L102	13D	Page 8 of 15

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Versartis, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Dr. Srinivas Akkaraju (“Akkaraju”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra” and collectively with SVP VIII, SM VIII, Akkaraju, Powell, and Healy, “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)          The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)          The Issuer’s principal executive offices are located at 275 Shoreline Drive, Suite 450, Redwood City, California 94065.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)          The persons and entities filing this Schedule 13D are SVP VIII, SM VIII, Akkaraju, Powell, Healy, and Mehra. SM VIII, the general partner of SVP VIII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VIII.

(b)          The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 2800 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(c)          The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VIII is to make investments in private and public companies, and the principal business of SM VIII is to serve as the general partner of SVP VIII. Akkaraju, Powell, Healy and Mehra are the managing members of SM VIII.

(d)          During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          SVP VIII is a Delaware limited partnership. SM VIII is a Delaware limited liability company. Akkaraju, Powell, Healy, and Mehra are U.S. citizens.

CUSIP NO. 92529L102	13D	Page 9 of 15

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 30, 2013, SVP VIII entered into an Agreement of Purchase and Sale pursuant to which SVP VIII acquired from a stockholder of the Issuer an aggregate 269,136 shares of Series B Convertible Preferred Stock for a purchase price of $0.35 per share, or $94,197.60 in the aggregate.

On October 1, 2013, SVP VIII entered into a Series D Preferred Stock Purchase Agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 8,916,123 shares of Series D-1 Convertible Preferred Stock for a purchase price of $0.5625 per share, or $5,015,319 in the aggregate, and subsequently 9,229,853 shares of Series D-2 Convertible Preferred Stock for a purchase price of $0.7594 per share, or $7,009,150 in the aggregate.

On February 14, 2014, SVP VIII entered into a Series E Preferred Stock Purchase Agreement pursuant to which SVP VIII acquired from the Issuer an aggregate 5,585,144 shares of Series E Convertible Preferred Stock for a purchase price of $1.128 per share, or $6,300,042 in the aggregate.

In connection with the Issuer’s initial public offering of Common Stock, which closed on March 26, 2014 (“Offering”), the shares of Series B Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

In connection with the Offering, the shares of Series D-1 Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

In connection with the Offering, the shares of Series D-2 Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

In connection with the Offering, the shares of Series E Convertible Preferred Stock previously acquired by SVP VIII were converted into Common Stock on a 1 for 11.5 basis.

SVP VIII purchased 60,000 shares of the Common Stock at $21.00 per share in the Offering, or $1,260,000 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 92529L102	13D	Page 10 of 15

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)       Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 24,194,808 shares of Common Stock outstanding immediately after the Offering.

(c)          Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)          Under certain circumstances set forth in the limited partnership agreement of SVP VIII, the general partner and limited partners of SVP VIII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 18, 2014 (“Prospectus”) and incorporated herein by reference.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors entered into a voting agreement regarding certain matters, including with respect to the election of directors. Such voting agreement automatically terminated upon the closing of the Offering. Such voting agreement is more fully described in the Prospectus and incorporated herein by reference.

Akkaraju, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

On March 20, 2014, Akkaraju was granted an option to purchase up to 35,000 shares of the Issuer’s Common Stock. One-fourth of the total number of shares subject to the option shall vest and become exercisable one year from March 21, 2014 (the "Vesting Commencement Date") and 1/36th of the remaining number of shares subject to the option shall vest and become exercisable on each monthly anniversary of the Vesting Commencement Date thereafter. Such non-employee director compensation plan is more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

CUSIP NO. 92529L102	13D	Page 11 of 15

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on February 18, 2014.
EXHIBIT D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on February 18, 2014.

CUSIP NO. 92529L102	13D	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 2014

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. SRINIVAS AKKARAJU
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 92529L102	13D	Page 13 of 15

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.
C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on February 18, 2014.
D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on February 18, 2014.

CUSIP NO. 92529L102	13D	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Versartis, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: April 4, 2014

SOFINNOVA VENTURE PARTNERS VIII, L.P., a Delaware Limited Partnership

By: SOFINNOVA MANAGEMENT VIII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VIII, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. SRINIVAS AKKARAJU
DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 92529L102	13D	Page 15 of 15

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Sofinnova Management VIII, L.L.C. or such other person or entity as is designated in writing by Srinivas Akkaraju (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Nathalie Auber (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

SOFINNOVA VENTURE PARTNERS VIII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VIII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju
Managing Member

SOFINNOVA MANAGEMENT VIII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju
Managing Member

By:	/s/ James I. Healy

By:	/s/ Srinivas Akkaraju

By:	/s/ Michael F. Powell

By:	/s/ Anand Mehra